ANNUAL REPORT

JANOVER, INC.

7601 N Federal Hwy, B-140

Boca Raton, FL 33487

(844) 885-5974

www.janover.ventures



In this report, the term "we," "us," "our" or "the Company" refers to Janover, Inc.

The Company, having offered and sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended December 31, 2020. A copy of this report may be found on the company's website at www.janover.ventures/Janover-Inc-Investor-Relations

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

Business Overview

Janover Inc. was organized as Janover Ventures, LLC, a Florida limited liability company, on November 28, 2018 and converted to a Delaware corporation on March 9, 2021. The company provides technology solutions that connect businesses and commercial property owners with lenders. The company aims to democratize complex commercial real estate capital markets and business finance by connecting business, multifamily and commercial real estate owners, operators and developers with superior debt financing opportunities while reducing frictions in the process for both lenders and borrowers.

The company is headquartered in Boca Raton, Florida.

Our Business Model

The company aims to provide technology enhanced, frictionless access to commercial financing, including for commercial property, multifamily and business loans by intelligently connecting borrowers with lenders through its fintech portal.

We receive fees each time a deal closes with a lender. We are paid a share of the revenue from the transaction or receive some fixed sum in an amount we negotiate. In either case, our fees are generally paid by the lender although, can be paid by an intermediary or the borrower. Therefore, we are often available at no additional cost to borrowers and offer access to new clients on a performance basis for lenders.

Our clients

We have two type of clients: borrowers and lenders.

Borrowers include owners, operators and developers of commercial real estate, particularly multifamily (5+ unit) properties and most recently, small business owners.

Lenders include small banks, credit unions, REITs, Fannie Mae Multifamily lenders, Freddie Mac Multifamily lenders, FHA Multifamily Lenders, and many more.

Competitors and Industry

Fintech and commercial real estate finance is a competitive universe. In the Fintech space, 3 of our competitors are Stacksource, Lev Capital, and Upstart.

1. Stacksource - Marketplace connecting commercial mortgage borrowers and lenders.
2. Lev Capital - Technology enabled commercial mortgage financing.
3. Upstart - AI-based lending platform for lenders.

What makes Janover Ventures unique is our substantial organic online presence relative to competitors. This helps us generate significant lead flow and distribution, without having to pay for it. We believe that our software is best in class with an excellent user experience and an ability for borrowers to quickly qualify loan opportunities and lenders to quickly review them without the dozens of touch points required in the past. Further, our goal is to acquire data that will empower us to further build our matching and sourcing algorithms with machine learning as we continue to grow.

Current Stage and Roadmap

Our fintech portal is live and being utilized for hundreds of millions of dollars in multifamily, commercial real estate, and small business loan financing applications per week. We will continue to iterate and expand with new features to service borrowers and lenders alike. The goal is to make business and commercial property financing process easier.

The Company currently has 10 employees.

For more information on our business, please see **Exhibit A**.

PEOPLE BEHIND THE COMPANY

Officers and Directors Name: Blake Janover

Blake Janover's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)

Dates of Service: April 01, 2019 - Present

Responsibilities: Mr. Janover's responsibilities as the CEO are wide ranging as he oversees the entire business which includes operations, finance, marketing, product, capital markets, etc.. He oversees and manage the company's strategy and execution. Mr. Janover is also our sole director as well as the Treasurer, President, and Secretary of the Company.

Other business experience in the past three years:

Employer: Self

Title: CEO

Dates of Service: January 01, 2002 - Present

Responsibilities: Responsibilities: Mr. Janover is an entrepreneur and has been active in forming and working a variety of other business ventures, many of which he was the sole beneficial member/shareholder or majority owner of. These businesses generally relate to multifamily and commercial property finance, business financing, real estate and technology, consulting, management and marketing services related to the above.

Blake Janover, CEO/Director

Blake is the Founder & CEO of Janover Ventures. He has more than 15 years of experience in debt and real estate capital markets. Blake has overseen the underwriting and origination of billions of dollars of commercial, multifamily and residential real estate loans and has advised on many billions of dollars more. Blake has nearly 20 years experience as an entrepreneur. His work experience spans multinational corporations, cross-continent logistical infrastructure management, leading software engineering teams, and he has managed hundreds of employees across multiple countries.

RELATED PARTY TRANSACTIONS

The company pays Blake Elliot, Inc., a shareholder in our company and a company owned by our CEO, Blake Janover, a management fee. Since March 9, 2021 and as of March 31, 2021, the company has paid this entity $15,346, and the company intends to continue pay this management fee. The exact amount is yet to be determined; however it expects in the near term the amount will be at a similar rate to what has been paid to date. When the company was an LLC, Blake Elliot Inc. received membership distributions.

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and its financial condition. We are still subject to all the same risks in which all companies in our business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation on which you purchased your shares was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you own. More importantly, there is no established market for our securities and there may never be one. As a result, if you decide to sell our securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is looking to raise funds now and in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below the price that you invested or in which the company's SAFE notes converted into equity. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below the price that you invested or in which the company's SAFE notes converted into equity. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share or the price SAFE notes converted into equity.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants.

These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for commercial mortgage financing. Our revenues are therefore dependent upon the market for commercial mortgage financing.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our fintech portal. Delays or cost overruns in the development of our fintech portal and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

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Our shareholders are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

SEO

A significant portion of website traffic comes from organic search results. If Google changes its algorithms it could adversely affect the company's ability to operate.

The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our bylaws contain a drag-along provision and if enforceable, our stockholders will be subject that provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the that or otherwise participate in the transaction even if they don't want to sell their shares at that price or participate in that transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We are subject to concentration risk.

The Company had one customer which accounted for 68% of accounts receivable as of December 31, 2020 and three customers which accounted for 36%, 35% and 25% of accounts receivable as of December 31, 2019. During the year ended December 31, 2020, two customers accounted for 14% and 12% of the Company's revenues.

As a growing company, we have to develop reliable accounting resources. Failure to achieve and maintain effective internal accounting controls could prevent us from producing reliable financial reports.

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

The Company may not be successful in marketing its products to its customers.

The company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company's revenues may vary by quarter, and the company's operating results may experience fluctuations.

Third Party Software

We rely on software and advertising providers like Hubspot, Google Ads, Google Big Query, Facebook Ads and dozens of other service providers. If any one of them ceased to provide their services to us, it would negatively impact our financial position and business.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution.

It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks.

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Janover Ventures or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Janover Ventures could harm our reputation and materially negatively impact our financial condition and business.

Risk Related to the SAFE notes

The units of SAFE will not be freely tradable until one year from the initial purchase date. Although the units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

Holders of SAFE notes should be aware of the long-term nature of your investment in SAFE notes. There is not now and likely will not be a public market for the units of SAFE. Because the units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE sold under Regulation CF have transfer restrictions and cannot be resold except pursuant to Rule 501 of Regulation CF. Further any SAFE notes sold pursuant to Regulation D, cannot be resold except if those shares are registered or pursuant to an exemption form the Securities Act. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the units of SAFE in a private sale. Holders of SAFE notes should be aware of the long-term nature of their investment in the Company.

Holders of SAFE notes will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Holders of SAFE notes do not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, and may never become equity holders of the Company. Holders of SAFE notes will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series

Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities holders of SAFE notes are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the holders of SAFE notes may only have a right to receive cash, to the extent available, rather than equity in the Company.

Holders of SAFE notes will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Holders of SAFE notes will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed) or a class of non-voting securities of the company. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Units, the Series B- CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the holders of Series B Preferred Units vote. Thus, if the shares are converted into a CF Shadow Securities, Holders of SAFE notes will never be able to freely vote upon any manager or other matters of the Company. However, if the shares are converted into non-voting securities, such securities will have such statutory rights provided by state law.

Holders of SAFE notes will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the SAFE notes do not have any "default" provisions upon which the holders will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the SAFE notes upon a future equity financing and the holders have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the holders demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the SAFE Notes or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the SAFE Notes upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the SAFE notes nor a liquidity event occurs, the holders could be left holding the SAFE notes in perpetuity. The SAFE notes have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The SAFE notes are not equity interests, have no ownership rights, have no rights to the Company as assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE Investors upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE holders the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

In a dissolution or bankruptcy of the Company, holders of SAFE notes will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, holders of SAFE notes which have not been converted will be entitled to distributions as described in the SAFE note. This means that such investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the SAFE Notes have been converted into equity, the SAFE Notes will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the SAFE Notes were converted. Holders of SAFE note nor of the securities issuable thereunder can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the SAFE Note provides for mechanisms whereby a SAFE note holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the SAFE note, holders of the SAFE note may be entitled to a return of their principal amount. Despite the contractual provisions in the SAFE note, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, holders of SAFE notes should not assume that they are guaranteed a return of their investment amount.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more equity in the Company is reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power
Blake Janover*	40,263,158 Class B Common Stock	89.47%

* The Janover 2020 Family Trust has 4.74%, the Janover 2020 Descendants Trust has 4.74%, and Blake Elliot, Inc. has 1.05%. 4. 74% of voting power belongs to each of the two trusts (together 9.48% of voting power), in which the CEO's family members are the beneficial owners and the voting power is in the hands of the trustee.

DESCRIPTION OF SECURITIES OF THE COMPANY

Class A Common Stock

The amount of Class A Common Stock authorized is 65,000,000 shares with a total of 0 outstanding.

Voting Rights

Our Class A Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class A Common Stock to vote, with one vote per share, on a matter if we were to:

·   change the par value of the common stock; or

·   amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class A Common Stock.

In addition, Delaware law would permit holders of Class A Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class A Common Stock, but not the Class B Common Stock. As a result, in these limited instances, the holders of a majority of the Class A Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class A Common Stock to rank junior to the Class B Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class A Common Stock, with each share of Class A Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class A Common Stock could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class A Common Stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class B Common Stock. As a result, the holders of a majority of the outstanding Class B Common Stock can approve an increase or decrease in the number of authorized shares of Class A Common Stock without a separate vote of the holders of Class A Common Stock. This could allow us to increase and issue additional shares of Class A Common Stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class A Common Stock.

Each holder of shares of Class B Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken, or any written consent of stockholders is solicited.

Dividend Rights

The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the Company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

Material Rights

Our bylaws contain a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don't want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Holders of our Class A Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our Class A Common Stock.

Class B Common Stock

The amount of security authorized is 45,000,000 with a total of 45,000,000 outstanding.

Voting Rights

Each holder of shares of Class B Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

 Election of Directors

The holders of the Class B Common Stock shall be entitled to elect, remove and replace all directors of the Company.

Conversion Rights

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock.

On any transfer of shares of Class B Common Stock, whether or not for value, each such transferred share will automatically convert into one share of Class A Common Stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Dividend Rights

The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the Company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

Material Rights

Our bylaws contain a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the

Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don't want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Holders of our Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our Class B Common Stock.

SAFE Notes

The company currently has a principal of $778,334 outstanding in SAFE notes. The SAFE notes can convert upon an equity financing with gross proceeds of at least $2 million. The SAFE notes will convert in at a conversion price which is the lesser of the price based on a valuation cap of $20 million or a 10% of discount of the price of the shares sold in the equity financing. If the shares sold in the equity financing are voting shares, it is the intent that the SAFE notes would convert into a shadow non-voting series of those shares.

FINANCIAL STATEMENTS

The financial statements of the Company may be found at the end of this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and have been reviewed by Artesian CPA, LLC.

FINANCIAL CONDITION

Results of Operations

Circumstances which led to the performance of financial statements:

The company was formed in November 2018, and has been receiving revenues since April 2019. The company generates revenues from compensation paid by lenders and borrowers for providing commercial loan borrowing services and a technology platform.

Historical results and cash flows:

The company received $1,561,183 in revenues for the year ended December 31, 2020 ("Fiscal 2020") compared with $549,325 for the year ended December 31, 2019 ("Fiscal 2019"), a 184% increase. The increase is primarily attributable to increased lead volume and lender partnerships as well as rapidly evolving technology and data.

The company expenses are from sales and marketing, research and development and general and administrative. The company's expenses were $1,167,795 for Fiscal 2020 compared with $446,495 for Fiscal 2019, a 162% increase. The increase in expense from Fiscal 2019 to Fiscal 2020 was prin1arily due to a corresponding increase in revenues and included a $400,918 (157%) increase in sales and marketing expenses due to an increase in digital marketing relating expenses and compensation to the sales and marketing team; a $75,721 (214%) increase in research and develop1nent expenses due to continued research and development in building the platform and a $244,661 (157%) increase in general and administrative expenses due to increased operational expenses as the company grows.

Accordingly, our income from operations increased to $393,388 in Fiscal 2020 from $102,830 in Fiscal 2019.

We also record other income (expense) which is comprised of interest expense, interest income, and other income. In Fiscal 2020 we had other expense of $74,363 compared to other income of $1,301 in Fiscal 2019. The largest proponent of this change was an increase of interest expense due to raising money with regulation CF on the funding portal OpenDeal Portal LLC dba Republic.

Therefore, our net income was $319,025 for Fiscal 2020 compared with $104,131 for Fiscal 2019, a 206% increase.

Historical results and cash flows:

We believe we will be able to continue to grow as we expand our digital lead generation, lender onboarding, and our algorithms for matching borrowers with lenders. We note that we have not traditionally paid our CEO, Blake Janover; although he and affiliated entities have received distributions in the past through membership distributions. We also pay the fees for Mr. Janover's executive program, which will be $45,500 in 2021. The company has not yet formalized a compensation arrangement with Mr. Janover or Blake Elliot Inc.; however, the company intends to pay Mr. Janover a salary of approximately $120,000 for 2021, with the option to receive commissions. The company will pay Blake Elliot Inc. a management fee which is yet to be determined. However, for the period from March 9, 2021 through March 31, 2021, the company paid approximately $15,000 for the management fee. The company anticipates the management fee will continue to be around the same rate. The company may modify these amounts based on its performance and the discretion of the management, and the intent is the company will still be able to pay the salary and management fee out of its revenue; however, there is no guarantee it will be able to do so, or that the company will be profitable in 2021.

Liquidity and Capital Resources

As of April 20, 2021, the has more than $400,000 cash on hand. We have no outstanding balances on credit lines or loans.

Though we have some liabilities from accounts payable and a small lease, our only other liabilities on our balance sheet our obligations listed for our SAFE notes, which we may elect to convert upon an equity financing with gross proceeds of at least $2 million.

The company intends to fund operations from its revenues and the company is currently raising money in an offering under Regulation CF.

Indebtedness

None.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share into which the note convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

The company determined the of its securities its Regulation CF offerings based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies.

What it means to be a minority holder?

Minority holders will have limited rights, if at all, in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transfer Restrictions – Regulation CF

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Recent Offering of Securities

We have made the following issuances of securities within the last three years:

Type of security sold: SAFE Final amount sold: $728,334.00
Use of proceeds: Growth, hiring, marketing. (amount still subject to final number). The company currently has a principal of $778,334 outstanding in SAFE notes. The SAFE notes will convert into Class A

Common Stock upon an equity financing with gross proceeds of at least $2 million. The SAFE notes will convert in at a conversion price which is the lesser of the price based on a valuation cap of $20 million or a 10% of discount of the price of the shares sold in the equity financing. If the shares sold in the equity financing are voting shares, it is the intent that the SAFE notes would convert into a shadow non-voting series of those shares.
Date: December 27, 2020
Offering exemption relied upon: Regulation CF

Type of security sold: SAFE Final amount sold: $50,000.00
Use of proceeds: Growth, hiring, marketing Date: December 27, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers, directors, or twenty percent equity holders are disqualified from relying on Regulation Crowdfunding.

Ongoing Reporting Compliance

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

OTHER INFORMATION

CrowdCheck, Inc. provided compliance support to the Company in preparing this report.



FINANCIAL STATEMENTS

JANOVER VENTURES, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2020 AND 2019

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Members' and Management
of Janover Ventures, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Janover Ventures, LLC (the "Company", a Florida limited liability company), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, members' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Janover Ventures, LLC. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

dbbmckennon

Newport Beach, California
February 9, 2021

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

JANOVER VENTURES, LLC
BALANCE SHEETS

		December 31,		
		2020		**2019**
Assets				
Current assets:				
Cash	$	415,713	$	19,446
Accounts receivable		42,589		22,335
Subscription receivable		257,513		-
Prepaid expenses		5,888		-
Total current assets		721,703		41,781
Intangible assets		16,178		-
Other assets		2,323		-
Total assets	$	740,204	$	41,781
Liabilities and Members' Deficit				
Current liabilities:				
Accounts payable	$	29,317	$	50,668
Total current liabilities		29,317		50,668
Future equity obligations		844,996		-
Total liabilities		874,313		50,668
Members' deficit		(134,109)		(8,887)
Total liabilities and members' deficit	$	740,204	$	41,781

See accompanying notes to these financial statements.

JANOVER VENTURES, LLC

STATEMENTS OF OPERATIONS

		Year Ended December 31,		
		2020		**2019**
Revenues	$	1,561,183	$	549,325
Operating expenses:				
Sales and marketing		656,514		255,596
Research and development		111,153		35,432
General and administrative		400,128		155,467
Total operating expenses		1,167,795		446,495
Income from operations		393,388		102,830
Other income (expense):				
Interest expense		(93,791)		(2,920)
Interest income		602		124
Other income		18,826		4,097
Total other income (expenses)		(74,363)		1,301
Net income	$	319,025	$	104,131

See accompanying notes to these financial statements.

JANOVER VENTURES, LLC
STATEMENTS OF MEMBERS' DEFICIT

	Total Members' Deficit
Balance at December 31, 2018	$ -
Contributions	104,863
Distributions	(217,881)
Net income	104,131
Balance at December 31, 2019	(8,887)
Contributions	85,000
Distributions	(529,247)
Net income	319,025
Balance at December 31, 2020	$ (134,109)

See accompanying notes to these financial statements.

JANOVER VENTURES, LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31,			
	2020		**2019**	
Cash flows from operating activities:				
Net income	$	319,025	$	104,131
Adjustments to reconcile net income to net cash used in operating activities:				
Financing costs		93,597		
Changes in operating assets and liabilities:				
Accounts receivable		(20,254)		(22,335)
Prepaid expenses		(5,888)		-
Other assets		(2,323)		-
Accounts payable		(21,351)		50,668
Net cash provided by operating activities		362,806		132,464
Cash flows from investing activities:				
Purchase of intangible assets		(16,178)		-
Net cash used in investing activities		(16,178)		-
Cash flows from financing activities:				
Proceeds from future equity obligations, net of financing fees		493,886		-
Member contributions		85,000		104,863
Member distributions		(529,247)		(217,881)
Net cash provided by (used in) financing activities		49,639		(113,018)
Net increase in cash		396,267		19,446
Cash at beginning of year		19,446		-
Cash at end of year	$	415,713	$	19,446
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	195	$	2,920
Supplemental disclosure of non-cash financing activities:				
Subscription receivable for future equity obligations	$	257,513	$	-

See accompanying notes to these financial statements.

1. **NATURE OF OPERATIONS**

Janover Ventures, LLC ("Janover" or the "Company") is a limited liability company organized on November 28, 2018 under the laws of Florida. The Company provides technology connection to businesses and commercial property owners and lenders. The Company is headquartered in Boca Raton, Florida.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation

   The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

   Use of Estimates

   The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, valuation of future equity obligations and unit-based compensation The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

   Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020, the Company's cash and cash equivalents were held at two accredited financial institutions, and one institution at December 31, 2019.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

   Fair Value Measurements

   Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

   - Level 1—Quoted prices in active markets for identical assets or liabilities.

   - Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's accounts receivable, prepaid expenses and accounts payable approximate their fair values due to the short-term nature of these assets and liabilities.

The Company determined that the face value of future equity obligations approximate their fair value (see Note 3).

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2020 and 2019, the Company determined there was no allowance for doubtful accounts necessary.

Intangible Assets

Intangible assets represent various domain names the Company purchased. The Company owns the domain names indefinitely.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue primarily from referral and advisory fees. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and the promised services have transferred to the customer. The Company's services are generally transferred to the customer at a point in time, which is when the underlying lending transaction has closed and successfully funded. The Company may act as an agent for both lenders and borrowers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising expenses were approximately $175,000 and $53,000 for the years ended December 31, 2020 and 2019, respectively, which are included in sales and marketing expenses.

Research and Development Costs

Research and development expenditures, which are expensed as incurred, totaled $111,153 and $35,432 for the years ended December 31, 2020 and 2019, respectively.

Concentrations

The Company had one customer which accounted for 68% of accounts receivable as of December 31, 2020 and three customers which accounted for 36%, 35% and 25% of accounts receivable as of December 31, 2019. During the year ended December 31, 2020, two customers accounted for 14% and 12% of the Company's revenues.

Offering Costs

The Company complies with the requirements of ASC 340, *Other Assets and Deferred Costs*, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs pertaining to future equity obligations are charged to interest expense upon completion of an offering.

Unit-Based Compensation

The Company measures all equity-based awards granted to employees, independent contractors and advisors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues unit-based awards that contain in-substance performance vesting conditions as the holder cannot exercise such awards until a terminating capital transaction has occurred.

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07")*. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019. There was no impact to the adoption of this standard.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard replaced all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance was effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019. See revenue recognition policy above for the impact.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. FUTURE EQUITY OBLIGATIONS

In 2020, the Company initiated a Regulation Crowdfunding ("Regulation CF") offering of Crowdfunding Simple Agreement for Future Equity ("Crowd SAFE") securities. Each Crowd SAFE agreement, which provides the right of the investors to future equity in the Company, are subject to a valuation cap of $20,000,000.

If there is an equity financing of at least $2,000,000 in gross proceeds before the instrument expires or is terminated, the Company may either continue the term of the Crowd SAFE without conversion, or issue to the investor a number of units of the CF Shadow Series, as applicable, sold in the equity financing. The CF Shadow Series represent the same type of equity interests sold (preferred or common securities) in the equity financing, however members in the Shadow Series shall have no voting rights. The number of units of the CF Shadow Series equal the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the Safe Price, defined as the valuation cap divided by the number of dilutive units outstanding, or b) the Discount Price, which is the price per unit of the equity interests sold multiplied by the discount rate of 90%; whichever calculation results in a greater number of equity interests. If the Company continues the term of the Crowd SAFE after the initial equity financing, and another equity financing occurs before the termination of the instrument, the Company may further continue the term of the Crowd SAFE or may issue the investor a number of units of the CF Shadow Series equal to the purchase amount by the first equity financing price.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of units equal to the purchase amount divided by the Liquidity Price ($20,000,000 valuation cap dividend by the number of dilutive units outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors of the SAFE agreements in full, funds will be distributed pro-rata based on the purchase amounts. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets with equal priority to holders of common securities, subject to preferences of any series of preferred securities.

As of December 31, 2020, the Company has raised Crowd SAFEs with a gross purchase amount of $828,427 from investors, resulting in net proceeds of $502,985, with 257,513 in Crowd SAFEs due from the Regulation CF portal, which is included as a subscription receivable as of December 31, 2020. Financing costs (commissions and other costs of the financing) of $67,929 have been deducted from the proceeds. In addition to cash commissions to the Regulation CF portal withheld from proceeds, the Company issued 2% of the securities raised in the form of Crowd SAFEs to the Funding Portal. As a result, the Company incurred $16,569 as additional financing costs. The total value of the Crowd SAFEs issued was $844,996 as of December 31, 2020, which is included as future equity obligations in the balance sheets. Financing costs, which include commissions to the Regulation CF portal and other costs of the offering, were recognized as a discount to the Crowd SAFEs and immediately accreted to face value.

Due to the various uncertainties regarding the potential conversion of the Crowd SAFEs, including the type and value of a future equity financing or liquidity event, and the Company's ultimate discretion in continuing the term of the Crowd SAFEs, and because the Crowd SAFE's were sold to third parties near the year-end through an arms-length transaction, the Company has determined that the face value of the future equity obligations approximate the fair value as of December 31, 2020. The entire carrying value of the Crowd SAFEs received during 2020 are considered level 3 liabilities.

4. MEMBERS' CAPITAL

As of December 31, 2020 and 2019, the Company had 20,000,000 voting units and 20,000,000 non-voting units authorized, of which 19,000,000 voting units were issued and outstanding.

During the year ended December 31, 2020 and 2019, the Company's founder contributed $85,000 and $104,863, respectively. During the year ended December 31, 2020 and 2019, distributions totaled $529,247 and $217,881, respectively.

Profits and losses shall be first allocated to be members in proportion to the net cumulative profits (losses) allocated to the members since the inception and thereafter pro rata to the members in accordance with their ownership percentages.

Janover Ventures LLC Equity Incentive Plan

In January 2020, the Company has adopted the Janover Ventures LLC Equity Incentive Plan ("2020 Plan") which provides for the grant of equity incentive shares to employees, independent contractors and advisors. The number of shares authorized by the 2020 Plan was 2,000,000 shares as of December 31, 2020. Equity incentive shares may be awarded to participants in the sole discretion of the Manager.

Unless specified otherwise, 25% of the equity inventive shares shall vest immediately upon the grant, and the remaining tranches shall vest over the next three anniversaries of the award grant. Equity incentive shares shall immediately vest upon a terminating capital transaction. Equity incentive shares shall participate in all distributions of net proceeds from a terminating capital transaction based on their pro-rata ownership of the Company's dilutive securities outstanding. Holders of equity incentive shares are not entitled to share in any other distributions made by the Company to its members.

During the year ended December 31, 2020, the Company granted 650,000 equity incentive shares to participants, of which 97,500 unvested shares had terminated. As of December 31, 2020, 552,000 shares were outstanding and 162,500 shares had vested.

The Company utilized a discounted cash flow approach to determine the value of the equity incentive shares and determined the grant-date fair value per unit to be $0.74. Management concluded that a terminating capital transaction was not probable as of December 31, 2020, and therefore no compensation expense was recorded for the equity incentive shares.

5. **RELATED PARTY TRANSACTIONS**

The founder and Chief Executive Officer has control over 100% of the outstanding units and membership of the Company, and accounted for all contributions and distributions within members' deficit.

6. **SUBSEQUENT EVENTS**

The Company granted 195,000 equity incentive shares in January 2021.

Management has evaluated subsequent events through February 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant   *Janover Inc.*

Date: April 21, 2021   By: */s/ Blake Janover*
                                                    Blake Janover
                                                    Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 21, 2021   By: */s/ Blake Janover*
                                                    Blake Janover
                                                    Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director